UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41706

SunCar Technology Group Inc.

(Translation of registrant’s name into English)

c/o Shanghai Feiyou Trading Co., Ltd.

Suite 209, No. 656 Lingshi Road

Jing’an District, Shanghai, 200072

People’s Republic of China

Tel: (86) 138-1779-6110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

SunCar Technology Group Inc., a Cayman Islands exempted company (the “Company”), furnishes under the cover of Form 6-K the following:

SUNCAR TECHNOLOGY GROUP INC

SUNCAR TECHNOLOGY GROUP INC

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
ASSETS
Current assets
Cash	$25,019	$16,834
Restricted cash	2,841	3,069
Short-term investments	21,597	22,122
Accounts receivable, net	59,767	56,319
Prepaid expenses and other current assets, net	74,072	99,548
Total current assets	183,296	197,892

Non-current assets
Long-term investment	286	295
Property, software and equipment, net	24,195	22,787
Construction in progress	-	27,696
Intangible asset	408	420
Deferred tax assets, net	11,947	12,148
Other non-current assets	30,821	3,344
Right-of-use assets	2,243	1,889
Total non-current assets	69,900	68,579
TOTAL ASSETS	$253,196	$266,471

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$80,394	$80,456
Long-term borrowing, current	71	74
Accounts payable	41,404	57,187
Contract liabilities	5,730	3,982
Tax payable	1,468	1,235
Accrued expenses and other current liabilities	10,697	3,737
Amount due to related parties, current	6,659	7,493
Operating lease liabilities, current	834	848
Total current liabilities	147,257	155,012

Non-current liabilities
Operating lease liabilities, non-current	1,333	989
Long-term borrowing, non-current	1,358	1,363
Amount due to related parties, non-current	12,516	12,899
Warrant liabilities	50	32
Total non-current liabilities	15,257	15,283
Total liabilities	$162,514	$170,295

Commitments and contingencies (Note 18)

Shareholders’ equity
Class A Ordinary shares (par value of $0.0001 per share; 400,000,000 Class A Ordinary shares authorized as of December 31, 2025 and June 30, 2026, respectively; 59,608,351 and 55,969,794 Class A Ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	$6	$6
Class B Ordinary shares (par value of $0.0001 per share; 100,000,000 Class B Ordinary shares authorized as of December 31, 2025 and June 30, 2026, respectively; 46,039,565 and 46,039,565 Class B Ordinary shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively)	5	5
Additional paid in capital	233,014	232,989
Accumulated deficit	(199,329)	(199,537)
Accumulated other comprehensive loss	(1,146)	(1,076)
Total SUNCAR TECHNOLOGY GROUP INC’s shareholders’ equity	32,550	32,387
Non-controlling interests	58,132	63,789
Total shareholders’ equity	90,682	96,176
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$253,196	$266,471

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS)/INCOME

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Revenues
Auto eInsurance service	$97,833	$126,159
Technology service	24,345	28,007
Auto service	100,131	122,344
Total revenues	222,309	276,510

Operating cost and expenses
Integrated service cost	(101,464)	(141,312)
Promotional service expenses	(94,072)	(114,047)
Selling expenses	(11,012)	(5,569)
General and administrative expenses	(15,188)	(6,745)
Research and development expenses	(1,766)	(2,537)
Total operating costs and expenses	(223,502)	(270,210)
Operating (loss)/income	(1,193)	6,300

Other expenses
Financial expenses, net	(2,077)	(2,168)
Investment income	246	221
Gain on expiration of warrant liabilities	-	18
Other loss, net	(2,220)	(51)
Total other expenses, net	(4,051)	(1,980)

(Loss)/income before income tax expense	(5,244)	4,320
Income tax expense	(291)	(943)
Net (loss)/income	(5,535)	3,377

Less: Net income attributable to non-controlling interests	1,859	3,585
Net loss attributable to the Company’s ordinary shareholders	(7,394)	(208)

Net loss attributable to the Company’s ordinary shareholders per ordinary share
Basic and diluted	$(0.07)	-

Weighted average shares outstanding used in calculating basic and diluted loss per share
Basic and diluted	102,155,588	102,009,359

Other comprehensive income
Foreign currency translation difference	1,048	2,180
Total other comprehensive income	1,048	2,180

Total comprehensive (loss)/income	(4,487)	5,557
Less: total comprehensive income attributable to non-controlling interest	3,004	5,695
Total comprehensive loss attributable to the SUNCAR TECHNOLOGY GROUP INC’s shareholders	$(7,491)	$(138)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total Company’s shareholders’	Non- controlling	Total shareholders’
	Share	Amount	Share	Amount	Share	Amount	capital	deficit	loss	equity	interests	equity
Balance as of December 31, 2024	51,845,493	5	46,659,565	5	(200,000)	-	208,701	(195,387)	(1,432)	11,892	54,342	66,234
Net (loss)/ income	-	-	-	-	-	-	-	(7,394)	-	(7,394)	1,859	(5,535)
Share-based compensation	-	-	-	-	-	-	-	-	-	-	742	742
Issuance of ordinary shares, net of offering costs	7,142,858	1	-	-	-	-	41,630	-	-	41,631	-	41,631
Shares transfer from Class B ordinary shares to Class A ordinary shares	220,000	-	(220,000)	-	-	-	-	-	-	-	-	-
Shares repurchase	-	-	-	-	(3,438,557)	-	(15,760)	-	-	(15,760)	-	(15,760)
Withdrawal of non-controlling shareholders	-	-	-	-	-	-	(921)	-	-	(921)	(1,293)	(2,214)
Foreign currency translation	-	-	-	-	-	-	-	-	(97)	(97)	1,145	1,048)
Balance as of June 30, 2025	59,208,351	$6	46,439,565	$5	(3,638,557)	-	233,650	(202,781)	(1,529)	29,351	56,795	86,146

Balance as of December 31, 2025	59,608,351	6	46,039,565	5	(3,638,557)	-	233,014	(199,329)	(1,146)	32,550	58,132	90,682
Net (loss)/income	-	-	-	-	-	-	-	(208)	-	(208)	3,585	3,377
Repurchase of non-controlling interests	-	-	-	-	-	-	(25)	-	-	(25)	(38)	(63)
Foreign currency translation	-	-	-	-	-	-	-	-	70	70	2,110	2,180
Balance as of June 30, 2026	59,608,351	6	46,039,565	5	(3,638,557)	-	232,989	(199,537)	(1,076)	32,387	63,789	96,176

*	The amount of Treasury shares were less than one thousand dollars.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. Dollar thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss)/income	$(5,535)	$3,377
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:		-
Provision/(reversal) for credit losses	6,278	(576)
Depreciation	2,978	3,050
Amortization of right-of-use assets	430	468
Share-based compensation of subsidiary	742	-
Loss on disposal of property, software and equipment	3	1
Fair value income from short-term investments	-	(6)
Gain on expiration of warrant liabilities	-	(18)
Deferred income tax (benefit)/expense	(599)	163
Financing expense related to issuance of GEM Warrants	300	229
Accrued liability for GEM litigation	2,811	-
Changes in operating assets and liabilities:
Accounts receivable	(26,603)	5,796
Prepaid expenses and other current assets	(6,121)	(17,829)
Accounts payable	18,389	14,350
Contract liabilities	(320)	(1,903)
Accrued expenses and other current liabilities	(2,050)	(5,656)
Tax payable	519	(275)
Operating lease liabilities	(369)	(443)
Amount due to related parties	(109)	-
Total net cash (used in) provided by operating activities	(9,256)	728

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, software and equipment	(23)	(58)
Proceeds from disposal of property, software and equipment	1	-
Proceeds from short term investment	233	357
Repurchase of non-controlling interests	(2,214)	(63)
Purchase of other non-current assets	(5,362)	(5,669)
Purchase of short-term investment	(246)	(216)
Total net cash used in investing activities	(7,611)	(5,649)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loan	52,119	51,134
Repayments of loan	(54,215)	(53,545)
Repayments of payables to a related party	(9,798)	(27)
Shares repurchase	(15,760)	-
Payments for GEM litigation	-	(1,550)
Proceeds from issuance of ordinary shares, net of issuance cost	41,631	-
Total net cash provided by (used in) financing activities	13,977	(3,988)

Effect of exchange rate changes	380	952

Net change in cash and restricted cash	(2,510)	(7,957)

Cash and restricted cash, beginning of the period	$29,512	$27,860
Cash and restricted cash, end of the period	$27,002	$19,903

Reconciliation of cash and restricted cash to the consolidated balance sheets:
Cash	$24,305	$16,834
Restricted cash	$2,697	$3,069
Total cash and restricted cash	$27,002	$19,903

Supplemental disclosures of cash flow information:
Income tax paid	$371	$1,055
Interest expense paid	$1,757	$1,753

Supplemental disclosures of non-cash flow information:
Obtaining right-of-use assets in exchange for operating lease liabilities	$87	$50
Prepaid financing expense related to issuance of GEM Warrants	$534	$-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Auto Services Group Limited (“SunCar”) was incorporated under the laws of the British Virgin Islands (“BVI”) on September 19, 2012 and continued in the Cayman Islands in accordance with applicable laws.

On May 23, 2022, SunCar entered into the Agreement and Plan of Merger (“Merger Agreement”) with Goldenbridge Acquisition Limited (“Goldenbridge”), SunCar Technology Group Inc. (“SunCar Technology”, or the “Company”), and SunCar Technology Global Inc (the “Merger Sub”), a Cayman Islands exempted company and wholly owned subsidiary of SunCar Technology. Pursuant to the Merger Agreement, at the closing of the transactions (the “Business Combination”, or the “Transaction”) contemplated by the Merger Agreement (the “Closing”), (i) Goldenbridge was merged with and into SunCar Technology, with Goldenbridge ceasing to exist and SunCar Technology continuing as the surviving corporation; and (ii) the Merger Sub was merged with and into SunCar, with the Merger Sub ceasing to exist and SunCar continuing as the surviving company.

The Company, through its wholly-owned subsidiaries (collectively, the “Group”) primarily engages in providing auto eInsurance service, technology service and auto service in the People’s Republic of China (“PRC” or “China”).

Sun Car Online Insurance Agency Co., Ltd. (“SunCar Online”) was incorporated under the laws of PRC on December 5, 2007, and along with its subsidiaries, constitutes the Group’s main operating entities in China.

Reverse recapitalization

On May 17, 2023 (the “Closing Date”), following the approval at a Special Meeting of the shareholders on April 14, 2023, Goldenbridge and SunCar Technology consummated the closing of the Transaction contemplated by the Merger Agreement. Following the consummation of the Transaction, Goldenbridge became a wholly-owned subsidiary of SunCar Technology, and all outstanding shares of Goldenbridge were converted into the right to receive shares of SunCar Technology. Goldenbridge ceased its existence. The combined company retained the name SunCar Technology.

SunCar was determined to be the accounting acquirer, as it effectively controlled the combined entity after the Transaction. The Transaction is not accounted for as a business combination because Goldenbridge did not meet the definition of a business. Instead, the Transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by SunCar for the net monetary assets of the Company, accompanied by a recapitalization. Accordingly, SunCar is determined as the accounting acquirer, and its historical financial statements became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the ordinary shares and convertible preferred shares of SunCar that were issued and outstanding immediately prior to the Transaction were cancelled and converted into an aggregate of 31,971,435 Class A ordinary shares and 49,628,565 Class B ordinary shares, which have been restated retrospectively to reflect the equity structure of the Company. The par value of ordinary shares changed from $0.00005 to $0.0001, the difference of $3 was adjusted retrospectively as in addition paid-in capital as of December 31, 2022.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

As of June 30, 2026, SunCar’s major subsidiaries are as follows:

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Sun Car Online Insurance Agency Co., Ltd. (“SUNCAR Online”) *	December 5, 2007	PRC	50.97%	Auto Insurance service
Shanghai Zanxing Data Technology Co., Ltd. (“Shanghai Zanxing”) **	June 11, 2009	PRC	100.00%	Technology services
Shanghai Xuanbei Automobile Service Co., Limited (“Shanghai Xuanbei”)	April 26, 2018	PRC	100.00%	Auto service
Shanghai Shengshi Dalian Automobile Service Co., Limited (“Shengda Automobile”)	June 8, 2013	PRC	84.54%	Auto service
Haiyan Trading (Shanghai) Co., Limited (“Haiyan”)	November 22, 2012	PRC	100.00%	Holding company

*

On July 18, 2025, the People’s Court of Songjiang District, Shanghai, issued a judgment to revoke, within the amount of the creditor’s rights confirmed in the civil mediation agreement in favor of the plaintiff, Shanghai Yongyuan Venture Capital Partnership (Limited Partnership) (“Yongyuan”), the equity transfer of SunCar Online by the defendant, Zhejiang Shengling Automotive Service Co., Ltd. (formerly known as Shengda Automobile Service Group Co. Limited, or “Shengda Group”), to Shanghai Zanxing, and ordered the restoration of the equity ownership. Shanghai Zanxing subsequently filed an appeal against the judgment.

On October 31, 2025, the People’s Court upheld the original judgement. Considering the amount of Yongyuan’s claim against Shengda Group, Shanghai Zanxing’s equity interest in SunCar Online was reduced from 55.34% to 47.92% as of June 30, 2026. According to concerted action arrangements between Shanghai Zanxing and other shareholders, which still collectively hold an aggregate equity interest of 50.97% in SunCar Online, the Group believes that the outcome of this dispute will not affect Shanghai Zanxing’s effective control over SunCar Online. As of the issuance date of the unaudited condensed consolidated financial statements, the judgment has not yet been enforced.

**	Shanghai Feiyou Trading Co., Ltd. changed its legal name to Shanghai Zanxing Data Technology Co., Ltd., effective January 14, 2026.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a).	Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information, and with the rules and regulations of the United States Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Unaudited interim results are not necessarily indicative of the results for the full fiscal year. The accompanying unaudited condensed financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2023, 2024 and 2025.

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meetings of the board of directors or to govern the financial and operating activities.

(b).	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for credit losses, useful lives and impairment of long-lived assets, share-based compensation, long-term investment, valuation allowances of deferred tax assets, and warrant liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

(c).	Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for any uncollectible accounts due from the customers. Accounts receivable do not bear interest.

Since January 1, 2022, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Company changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets.

The Group recognizes a provision for credit losses and records the corresponding allowance for credit losses as an offset against accounts receivable. The provision for credit losses is classified as “General and administrative expenses” in the unaudited condensed consolidated statements of comprehensive income. The Group assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when the Group identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Group considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers. Delinquent account balances are written off against the allowance for expected credit loss.

(d).	Warrant

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the Private Warrants was estimated using a Black-Scholes model.

(e).	Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of input are:

●	Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3—Unobservable inputs which are supported by little or no market activity.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash, accounts receivable, short-term investments, other receivables included in prepayments and other current assets, long-term investment, short-term borrowings, accounts payable, other payables included in accrued expenses and other current liabilities and warrant liabilities. As of December 31, 2025 and June 30, 2026, the carrying amounts of other financial instruments approximated to their fair values due to the short-term maturity of these instruments. The warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy.

The Group’s non-financial assets, such as software and equipment, would be measured at fair value only if they were determined to be impaired.

(f).	Revenue recognition

The Group’s revenues are mainly generated from providing auto eInsurance service, technology service and auto service.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by Value Added Tax (“VAT”). To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Auto eInsurance Service

The Group provides insurance intermediation services by distributing primarily vehicle insurance on behalf of insurance companies and charges them commissions based on a percentage of premiums paid by the insured. In accordance with ASC 606-10-25-14 and 25-19, the Group identifies the insurance intermediation service as a single performance obligation. The Group has determined that this service is distinct as: (i) the insurance companies (the customers) can benefit from the distribution service on its own through the successful execution of insurance policies and the resulting premium inflows; and (ii) the Group’s promise to transfer the intermediation service is separately identifiable from other promises in the contract. The service does not involve a significant integration service, nor does it significantly modify or customize the insurance products, and it is not highly interdependent with other services provided by the Group.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Revenue is recognized at a point in time when an insurance policy becomes effective, which occurs when the signed insurance policy is in place and the premium is collected from the insured. Although the Group’s efforts are performed when the policy is sold, the criteria for contract identification under ASC 606-10-25-19 are only satisfied when the premium is received. Prior to this point, the collectability of the commission is not considered probable. Accordingly, the Group does not accrue any commission revenue prior to reperceiving related premiums. No allowance for cancellation is provided as historical cancellations have been rare and immaterial.

Principal versus Agent Assessment:

In accordance with ASC 606-10-55-37A and 55-39, the Group has determined that it acts as an agent in these transactions. The Group does not control the insurance policy before it is transferred to the insured. Specifically: (i) the insurance companies, not the Group, are primarily responsible for fulfilling the insurance coverage to the insured; (ii) the Group does not bear any inventory risk related to the insurance policies; and (iii) the Group has no discretion in establishing the insurance premiums, which are set by the insurance companies. Therefore, revenue is recognized on a net basis in the amount of commission to which the Group is entitled.

Technology service

The Group provides technology services including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems.

In accordance with ASC 606-10-25-14 and 25-19, the Group identifies the technology service as a single performance obligation. Although the service includes both software access and technical consulting/support, the Group has determined that these components are not separately identifiable within the context of the contract. The software and consulting services are highly interrelated and interdependent, as the software is a self-developed proprietary system that requires the Group's ongoing integration, data maintenance, and technical updates to remain functional and relevant to the customer's specific automobile and insurance service needs. Therefore, the software and related consulting are treated as a combined output delivered over the service period.

The Group satisfies its performance obligation over time during the service period because the customer simultaneously receives and consumes the benefits as the Group provides access and support. Revenue is recognized on a straight-line basis over the contractual term, typically charged at a fixed price per month. The transaction price is allocated entirely to this single combined performance obligation. The Group does not have significant variable considerations, and the payment terms generally require monthly settlement, which does not involve a significant financing component.

Principal versus Agent Assessment:

In accordance with ASC 606-10-55-37A and 55-39, the Group has determined it acts as the principal in these transactions. The Group controls the technical software and consulting services before they are transferred to the customer. This is evidenced by the fact that: (i) the Group is primarily responsible for fulfilling the promise to provide the integrated system and ensure its functionality; (ii) the Group owns the intellectual property of the software and bears the risk of service delivery; and (iii) the Group has full discretion in establishing the price for the services.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Auto service

The Group defines enterprise customers as the Group’s customers and the Group sells auto service coupons to enterprise customers, which each coupon represents one specific auto service. There are various service types including vehicle washing, waxing, maintenance, driving service and road assistance, and the Group only provides one specific service among various service types for each specific service coupon. The Group identifies each specific service coupon as a contract that establishes enforceable rights and obligations for each party. The Group charges the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, the Group either charges the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. The Group considers each service coupon is a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, the Group identifies only one performance obligation under a contract, which is to provide a specific service or to stand-ready to perform a specific service within a limited duration. The Group acts as a principal as the Group controls the right to services before the services are provided to customers, and the Group has the ability to direct other parties to provide the services to customers on the Group’s behalf. Specifically, the Group has the ability to choose service providers, is primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers and has the discretion in establishing the price with customers and with service providers and bears credit risk. The Group recognizes revenue in the gross amount of consideration at the point of time when the service is provided, or when the service coupon expires. The Group does not provide refunds to customers when a coupon has expired but is not used.

The Group’s revenues are disaggregated by timing of revenue recognition as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Revenue recognized at a point of time	$197,964	$248,503
Revenue recognized over time	24,345	28,007
Total Revenues	$222,309	$276,510

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has an unconditional right to payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the Group has transferred to a customer. The Group has no contract assets as of December 31, 2025 and June 30, 2026.

The contract liabilities consist of deferred revenue, which represents the billings or cash received for services in advance of revenue recognition and is recognized as revenue the performance obligation is satisfied. The Group expects to recognize this balance as revenue over the next 12 months. The table below presents the activity of contract liabilities for the six months ended June 30, 2025 and 2026, respectively:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Opening balance	$2,421	$5,730
Advance receive from customers	5,159	8,132
Revenue recognition during the period	(5,438)	(9,880)
Ending balance	$2,142	$3,982

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

(g).	Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive (loss) income included in unaudited condensed consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	As of December 31,	As of June 30,
	2025	2026
Balance sheet items, except for equity accounts	6.9931	6.7851

	For the six months ended June 30,
	2025	2026
Items in the statements of operations and comprehensive loss, and statements of cash flows	7.2150	6.8624

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(h).	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In December 2023, the FASB issued ASU 2023-09, Improvement to Income Tax Disclosure. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for us for our annual reporting for fiscal 2028 and for interim period reporting beginning in fiscal 2029 on a prospective basis. Both early adoption and retrospective application are permitted. The Group is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt–Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversion of Convertible Debt Instruments (“ASU 2024–04”), which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. ASU 2024-04 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities that have adopted the amendments in Update 2020-06. The adoption of ASU 2024-04 did not have a material impact on the Group’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provides a practical expedient for all entities in estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. The adoption of ASU 2025-05 did not have a material impact on the Group’s consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40), which simplifies the accounting for internal-use software by eliminating the requirement to apply a staged approach to software development and introducing a principles-based capitalization model. Under the new guidance, capitalization of internal-use software costs begins when management authorizes and commits to funding the project and it is probable that the project will be completed and the software will be used as intended. The amendments also enhance disclosure requirements, including information about capitalized software costs, significant judgments applied in determining capitalization, and details of major software projects. The guidance is effective for annual periods beginning after December 15, 2027, with early adoption permitted. The Group is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, “Codification Improvements.” The amendments in this Update represent changes to clarify the Codification or correct unintended application of guidance and apply to all reporting entities within the scope of the affected accounting guidance. These amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

3.	SEGMENT INFORMATION

CODM reviews financial information of operating segments based on internal management reports when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has three reportable segments, including auto eInsurance business, technology service, auto service business and others. The Group’s CODM evaluates performance based on the operating segment’s revenue and their operating results. The revenue and operating results by segments were as follows:

	For the six months ended June 30, 2025
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$97,833	$24,345	$100,131	$-	$222,309
Operating cost and expenses
Integrated service cost	-	(12,582)	(88,882)	-	(101,464)
Promotional service and selling expenses	(95,556)	(6,559)	(2,969)	-	(105,084)
General and administrative expenses	(2,376)	(511)	(10,325)	(1,976)	(15,188)
Research and development expenses	(328)	(465)	(973)	-	(1,766)
Total operating costs and expenses	(98,260)	(20,117)	(103,149)	(1,976)	(223,502)
Total other income/(expenses), net (1)	57	(110)	(939)	(3,059)	(4,051)
Segment (loss)/income before tax	$(370)	$4,118	$(3,957)	$(5,035)	$(5,244)

	For the six months ended June 30, 2026
	Auto eInsurance service	Technology service	Auto service	Others	Consolidated
Revenues from external customers	$126,159	$28,007	$122,344	$-	$276,510
Operating cost and expenses
Integrated service cost	-	(24,763)	(116,549)	-	(141,312)
Promotional service and selling expenses	(115,653)	(8)	(3,928)	(27)	(119,616)
General and administrative expenses	(2,371)	(1,225)	(2,152)	(997)	(6,745)
Research and development expenses	(470)	(1,009)	(1,058)	-	(2,537)
Total operating costs and expenses	(118,494)	(27,005)	(123,687)	(1,024)	(270,210)
Total other expenses, net(1)	(287)	(209)	(1,258)	(226)	(1,980)
Segment (loss)/income before tax	$7,378	$793	$(2,601)	$(1,250)	$4,320

(1)	Included net of financial expenses, investment income and others.

The total assets by segments as of December 31, 2025 and as of June 30, 2026 were as follows:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Segment assets
Auto eInsurance service	$62,550	$70,254
Technology service	35,906	44,030
Auto service	151,165	150,068
Others	3,575	2,119
Total segment assets	$253,196	$266,471

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Accounts receivable	$86,384	$83,169
Allowance for credit losses	(26,617)	(26,850)
Accounts receivable, net	$59,767	$56,319

The Group recognized credit losses of $6,278 for the six months ended June 30, 2025 and reversed credit losses of $576 for the six months ended June 30, 2026.

The movement of allowance for credit losses for the six months ended June 30, 2025 and 2026 were as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$21,862	$26,617
Additions	6,278	-
Decrease	-	(576)
Foreign currency translation	491	809
Balance at the end of the period	$28,631	$26,850

5.	PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

Prepaid expenses and other current assets, net consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Advances to suppliers (1)	$67,217	$89,657
Securities margin (2)	-	4,268
Value-added tax (“VAT”) receivables	5,268	3,427
Advances to employees (3)	-	1,569
Receivables from payment platforms (4)	1,236	333
Prepaid financing expense (5)	229	-
Others	296	473
Prepaid expenses and other current assets	74,246	99,727
Allowance for credit loss	(174)	(179)
Prepaid expenses and other current assets, net	$74,072	$99,548

(1)	The advances to suppliers are interest-free, unsecured, and expected to be utilized through offset against future payables upon receipt of goods or services within the next 12 months. Management regularly monitors supplier performance, credit risk, and potential indicators of impairment, and evaluates advances for recoverability if recovery becomes doubtful.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

(2)	On April 21, 2025, May 15, 2025, and August 12, 2025, Shanghai Cuhong Auto Services Co., Ltd. (“Shanghai Cuhong”), a subsidiary of the Company, provided cash collateral of RMB14.6 million (approximately $2.1 million), RMB7.2 million (approximately $1.0 million) and RMB7.2 million (approximately $1.0 million), respectively, to Beijing Youhu Business Services Co., Ltd. (“Youhu”) under a guarantee agreement. The collateral was intended to secure margin loan obligations of Lu Ruixia, Yang Shuaiqi, Yang Dan and Guo Qingbao with Youhu’s related entities, Tiger Brokers (NZ) Limited and Tiger Brokers (HK) Global Limited. The amount is refundable only when such third parties have fully satisfied and complied with any additional margin requirements. The Group expects that the amount will be recovered by the first quarter of 2027.

(3)	It represented advances to employees for the group’s daily operation. The Group expects that the amount will be recovered by the first quarter of 2027.

(4)	Third-party payment platform receivable represents customer payments collected through online payment platform that have not yet been remitted to the group’s bank accounts as of June 30, 2026.

(5)	It represented prepaid financing expense related to issuance of GEM Warrants. As of June 30, 2026, the prepaid financing expense related to the GEM Warrants had been fully amortized, as the GEM Warrants expired on May 17, 2026 pursuant to the GEM Purchase Agreement. (See Note 13)

The Group assessed the collectability of prepayments and other current assets and did not record credit losses for the six months ended June 30, 2025 and 2026, respectively. The movement of allowance for credit losses for the six months ended June 30, 2025 and 2026 were as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Balance at the beginning of the period	$130	$174
Foreign currency translation	40	5
Balance at the end of the period	$170	$179

6.	PROPERTY, SOFTWARE AND EQUIPMENT, NET

Property, software and equipment, net, consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Cost
Computer software (1)	$32,812	$33,818
Electronic equipment	14,061	14,549
Vehicles	827	852
Building	721	744
Office equipment and furniture	210	216
Leasehold improvements	120	111
Total	48,751	50,290
Less: accumulated depreciation	(24,556)	(27,503)
Property, software and equipment, net	$24,195	$22,787

(1)	In 2022, a hybrid cloud platform developed with the assistance of a third-party cloud service provider was substantially ready for use and transferred from other non-current assets. The cost of the hybrid cloud platform represents the purchase price of the platform and other expenditures incurred to bring the platform into its intended use. The application of the hybrid cloud platform was to improve the IT development capabilities of internal-used software platforms that provide auto eInsurance service and auto service to customers, as well as Software-As-A-Service (“SaaS”) products offered to business partners as part of our technology services.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Depreciation expense was $2,531 and $2,105 for the six months ended June 30, 2025 and 2026, respectively.

For the six months ended June 30, 2025 and 2026, the Group recorded no impairment loss of property, software and equipment.

7.	CONSTRUCTION IN PROGRESS

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Other cloud infrastructure(1)	$-	$20,156
Artificial intelligence platform under construction(2)	-	7,540
Construction in progress	$-	$27,696

(1)	Construction in progress primarily consisted of other cloud infrastructure under construction, which was not available for use as of June 30, 2026 and expected to be completed by the end of 2026.

(2)	On April 10, 2025, Shengda Automobile entered an agreement to purchase an artificial intelligence platform, which is expected to be completed in April 2027, with totaling price of RMB225 million (approximately $32.6 million). The Group has paid RMB51.2 million (approximately $7.5 million) as of June 30, 2026.

During the fiscal year 2026, the Group reassessed the classification of costs incurred in connection with the development of its cloud platform and artificial intelligence platform, and reclassified such costs from other non-current assets to construction in progress, as the project remains under development and has not yet been placed into service. The reclassification was made to better reflect the current plan and development of the underlying assets and had no impact on total assets, net income, or shareholders’ equity.

8.	INTANGIBLE ASSET, NET

Intangible asset consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Intangible assets with indefinite lives:
Insurance brokerage license	$408	$420
Intangible assets	$408	$420

9.	OTHER NON-CURRENT ASSETS

Other non-current assets consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Other cloud infrastructure(1)	$19,039	$-
Prepaid expense for cloud infrastructure support, net(2)	4,171	3,344
Securities margin(3)	4,141	-
Artificial intelligence platform under construction(1)	2,270	-
Advances to employees(4)	1,200	-
Other non-current assets, net	$30,821	$3,344

(1)	During the fiscal year 2026, the Group reclassified costs incurred in connection with the development and construction of its cloud platform and artificial intelligence platform from other non-current assets to construction in progress. Refer to Note 7 for further details.

(2)	For the year ended December 31, 2025, the Group paid RMB41.2 million (approximately $5.7 million) for cloud infrastructure support, which would be amortized over 3 years based on the service agreements. For the six months ended June 30, 2025 and 2026, amortization expense was nil and $945, respectively.

(3)	Securities margin represented cash collateral provided under guarantee arrangements. The details of such arrangements and the related collateral deposits are disclosed in Note 5.

(4)	Receivables from third parties represented advances to employees for the Group’s daily operations. The details of such advances and related reclassification are disclosed in Note 5.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

10.	BORROWINGS

	Annual Interest		As of December 31,	As of June 30,
	Rate	Maturity	2025	2026
			(Audited)	(Unaudited)
Short-term borrowings
Huaxia Bank Co., Ltd. Shanghai Branch(i)	3.00%-3.45%	September to November,2026	$12,870	$13,263
China Merchants Bank Shanghai Damuqiao Branch(i)(iii)	3.25%	September,2026	8,580	8,843
Bank of Communications Shanghai Putuo Branch(i)	4.44%	January to February,2027	7,150	7,369
Industrial Bank Co., LTD. Shanghai Pudong branch(i)	3.50%-4.50%	December,2026	5,005	5,158
Bank of Nanjing North Bund Branch(i)	4.00%	March,2027	2,860	2,948
Putuo Branch of Shanghai Pudong Development Bank(i)	3.00%	May,2027	-	4,420
ICBC Shanghai Zhang Jiang high tech Park Branch(i)	3.90%	December,2026	2,860	2,948
Xiamen International Bank Shanghai Jinqiao Branch(i)	4.90%	September to December,2026	2,860	2,948
Bank of Ningbo Co., LTD. Shanghai Lianyang branch(i)	3.95%	June,2027	2,860	2,948
Bank of Jiangsu Co., LTD. Songjiang branch(i)	3.50%-3.70%	January to March,2027	2,860	2,948
Agricultural Bank of China Co., LTD. Shanghai Xuhui branch(ii)	2.80%-2.82%	August to November ,2026	2,860	2,948
Bank of China Limited Shanghai Zhabei branch(ii)	2.60%	September 2026 to May 2027	1,430	2,948
China Minsheng Bank Co., LTD. Shanghai branch(i)	2.85%-2.95%	July 2026 to June 2027	1,430	2,940
China Construction Bank Shanghai Jing'an Branch(i)	2.50%	April to June,2027	2,717	2,653
Bank of China Limited Shanghai Zhabei branch(i)	3.90%-4.10%	July 2026 to June 2027	2,788	1,916
Shanghai Rural Commercial Bank Co., Ltd. Huangpu Branch(i)	3.50%	December,2026	2,145	1,474
Bank of Beijing Shanghai Branch(i)	3.00%	September,2026	1,430	1,474
Bank of Beijing Shanghai Branch(ii)	3.00%	September 2026 to March 2027	1,430	1,474
Bank of Beijing Shanghai Branch	3.00%	December,2026	1,430	1,474
Huangpu Branch of Bank of Shanghai(i)	3.50%	March,2027	1,430	1,474
Agricultural Bank of China Co., LTD. Shanghai Minhang branch(ii)	2.75%	November,2026	1,430	1,474
Guangfa Bank Co., LTD. Shanghai branch(ii)	3.45%	July,2026	1,430	1,474
China Minsheng Bank Co., LTD. Shanghai branch	2.85%	June,2027	4,147	1,466
China CITIC Bank Shanghai Pudian Road Branch(i)	4.00%	June,2026	2,831	-
Bank of Nanjing North Bund Branch(ii)	4.50%	March ,2027	2,145	1,474
China CITIC Bank Shanghai Pudian Road Branch	4.00%	March to June,2026	1,416	-
Total short-term borrowings			$80,394	$80,456
Long-term borrowing, current
Wenzhou Bank Co., Ltd. Shanghai Putuo Branch(i)	4.99%	August 2026 to February 2027	$71	$74
Long-term borrowing, non-current
Wenzhou Bank Co., Ltd. Shanghai Putuo Branch(i)	4.99%	October,2028	1,358	1,363
Total long-term borrowing			$1,429	$1,437

As of December 31, 2025 and June 30, 2026, the bank borrowings were for working capital and capital expenditure purposes borrowings consisted of the following:

(i)	As of December 31, 2025 and June 30, 2026, the bank borrowings of $64,105 and $67,161 were guaranteed by SunCar Online, one of subsidiaries of the Group, respectively.

(ii)	As of December 31, 2025 and June 30, 2026, the bank borrowings of $10,725 and $11,792 were guaranteed by Shengda Automobile, one of subsidiaries of the Group, respectively.

(iii)	The Group fully repaid the outstanding loan prior to the reporting date, and the lending arrangement was subsequently renewed.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

11.	ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Project Deposits	$3,995	$1,813
Payroll payable	746	821
Professional fees	-	410
Value added taxes and other taxes payable	3,397	182
Contingent liabilities of GEM dispute (1)	1,550	-
Payables to third parties	-	149
Other accrued expenses	1,009	362
Total accrued expenses and other liabilities	$10,697	$3,737

(1)	Contingent liabilities of GEM dispute represented the amount payable in connection with the GEM dispute, which was fully paid by the Group as of June 30, 2026.

12.	LEASES

The Group has entered into operating lease agreements for certain offices, which are substantially located in PRC. The Group determines if an arrangement is a lease, or contains a lease, at inception and record the leases in the consolidated financial statements upon lease commencement, which is the date when the lessor makes the underlying asset available for use by the lessee.

The balances for the operating leases where the Group is the lessee are presented as follows within the consolidated balance sheets:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Operating lease right-of-use assets, net	$2,243	$1,889

Lease liabilities - current	$834	$848
Lease liabilities – non-current	1,333	989
Total operating lease liabilities	$2,167	$1,837

The components of lease expenses were as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Lease cost
Amortization of right-of-use assets	$430	$468
Interest of operating lease liabilities	10	36
Total Lease cost	$440	$504

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

For the six months ended June 30, 2025 and 2026, the short-term lease expenses amounted to $82 and $79, respectively.

Other information related to leases where the Group is the lessee is as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Weighted-average remaining lease term	0.29	1.96
Weighted-average discount rate	3.94%	3.50%

As of June 30, 2026, the following is a schedule of future minimum payments under the Group’s operating leases:

For the calendar year ended June 30,	Operating Leases
Remaining of 2026	467
2027	838
2028	604
Total lease payments	1,909
Less: imputed interest	(72)
Total	$1,837

13.	WARRANTS

GEM Warrant

On November 4, 2022, Auto Services Group Limited entered into a Share Purchase Agreement (the “GEM Purchase Agreement”) with GEM Global Yield LLC SCS (“GEM Investor”) and GEM Yield Bahamas Limited (“GYBL”) relating to a share subscription facility. Pursuant to the GEM Purchase Agreement, Auto Services Group Limited has the right to sell to GEM Investor up to $125 million of its ordinary shares (the “GEM Shares”) for a 36-month period following a public listing of the Group’s ordinary shares (the “Investment Period”). GEM Investor would pay 90% of the average daily closing price during the pricing period, which is a 30-day period after SunCar turns a draw-down notice to GEM Investor.

In addition, in connection with the execution of the GEM Purchase Agreement and as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, SunCar has agreed to make a warrant (the “GEM Warrants”) granting GYBL the right, during the Investment Period, to purchase the Group’s ordinary shares up to the equivalent of 3.3% of the total equity interests outstanding immediately after the completion of the Group’s public listing, calculated on a fully diluted basis. The exercise price of the GEM Warrant $11.50 per share in the case the Group consummates a merger transaction with GBRG and priced customarily in the absence of the consummation of such a merger. The GEM Warrant may be exercised only on cash basis.

After the Business Combination was completed in May 2023, SunCar Technology Group Inc. registered the GEM Shares and GEM Warrants for the GEM Investor pursuant to GEM Purchase Agreement. The Company issued 2,839,951 GEM Warrants with the exercise price of $11.50 per share. Each GEM Warrant is entitled to purchase one Class A Ordinary Share. The GEM Warrants were exercisable from May 17, 2023, and shall expire on the date of the third anniversary of the public listing date. As of June 30, 2026, the GEM Warrants expired unexercised and the Company did not sell any ordinary shares to GEM Investor pursuant to GEM Purchase Agreement.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The GEM Warrant met the criteria for equity classification. Pursuant to the GEM Purchase Agreement, the GEM Warrants were issued as consideration for GEM Investor’s irrevocable commitment to purchase the GEM Shares, and thus, the initial fair value of the warrants was recorded as prepaid financing expense, which was amortized within the Investment Period commencing from May 17, 2023 to May 17, 2026. The Group recognized financing expense of $300 and $229 for the six months ended June 30, 2025 and 2026.

Public Warrant and Private Warrant

In connection with the Business Combination, the Company has assumed 6,100,000 warrants outstanding, which consisted of: (i) 5,750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Public Warrants originally issued in the initial public offering of Goldenbridge by holders, and (ii) 350,000 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one-half (1/2) of one Class A Ordinary Share at a price of $11.50 per share, such Private Warrants originally issued in a private placement by Goldenbridge in connection with the initial public offering of GBRG by the holders.

When the Public Warrants are exercisable, the Company may redeem the Public Warrants as a whole, and not in part, at a price of $0.01 per warrant:

(i)	If, and only if, the last reported sales price of the Class A Ordinary Shares equals or exceeds $16.50 per share (subject to adjustment for splits, dividends, recapitalizations and other similar events) for any 20 trading days within a 30-trading day period ending on the third business day prior to the date on which the Company send the notice of redemption to the warrant holders.

(ii)	Upon a minimum of 30 days prior written notice of redemption.

If the foregoing conditions are satisfied and the Company would issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the ordinary shares may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per full share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for the Public Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of the Company’s redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

Except as described below, the Private Warrants have terms and provisions that are identical to the Public Warrants. The Private Warrants will be non-redeemable and may be exercised on a cashless basis, in each case so long as they continue to be held by the initial purchaser or their permitted transferees.

The exercise period of Public Warrants and Private Warrants commence on the later to occur of (i) the completion of the Company’s initial business combination and (ii) 12 months following the closing of the Public Offering of GBRG, and terminating on earlier to occur if (i) five years after the completion of the initial business combination (May 17, 2028), and (ii) the date fixed for redemption of the Warrants.

The Public Warrants met the criteria for equity classification and are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination. The Private Warrants contain exercise and settlement features that may change with a change in the holder, which precludes the Private Warrants from being indexed to the Company’s own stock. Therefore, the Private Warrants are recognized as warrant liabilities on Consolidated Balance Sheet at fair value, with subsequent changes in fair value recognized in the Consolidated Statement of Operations and Comprehensive Loss at each reporting date until exercised.

Warrant issued in the Follow-on Offering

As part of the Follow-on Offering, the Company agreed to issue to the Institutional Investors certain common warrants (“Common Warrants”) for the purchase of up to 3,850,857 Ordinary Shares at an exercise price of $9.00 per share. The Warrants are exercisable immediately after October 30, 2023, the date of issuance and will have a term of five years therefrom.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The Company also entered into Placement Agency Agreement dated October 26, 2023 (the “Placement Agency Agreement”) with FT Global Capital, Inc., to act as exclusive placement agent in connection with the Follow-on Offering (the “Placement Agent”). The Company agreed to pay the Placement Agent a cash fee equal to 7.5% of the gross proceeds raised in the Follow-on Offering. In addition, the Company agreed to issue to the Placement Agent warrants (“PA Warrants”) to purchase a number of Ordinary Shares equal to 1% of the aggregate number of Ordinary Shares sold in the Follow-on Offering, at an exercise price equal to $10.225 per share. The number of PA Warrants issued to FT Global Capital, Inc. was 25,672.

The Common Warrants and PA Warrants met the criteria for equity classification. The fair value of the Common Warrants and PA Warrants was $17,739, valued based on the Black-Scholes-Merton model and is recorded as additional paid-in capital from common stock on the relative fair value of net proceeds received.

The table summarizes the assumptions of the initial fair value of warrants under Black-Scholes-Merton model:

	GEM Warrants	Public Warrants and Private Warrants	Common Warrants	PA Warrants
Expected term (in years)	3	5	5	5
Volatility	59.84%	59.84%	63.84%	63.84%
Risk-free interest rate	3.94%	3.59%	4.80%	4.80%
Dividend yield	-	-	-	-

(1)	Expected term (in years)

Expected term (in years) of the warrants is extracted from warrant agreements.

(2)	Volatility

The volatility of the underlying ordinary shares during the lives of the warrants was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options.

(3)	Risk-free interest rate

Risk-free interest rate was estimated based on the daily treasury long term rate of the U.S. Treasury Department with a maturity period close to the expected term of the warrants.

(4)	Dividend yield

The dividend yield was estimated by the Group based on its expected dividend policy over the expected term of the warrants.

The table summarizes the status of warrants outstanding and exercisable as of June 30, 2026:

	Warrants	Weighted Average Exercise Price
Warrants outstanding, as of December 31, 2025	12,431,674	$10.72
Warrants exercisable, as of December 31, 2025	12,431,674	$10.72
Issued	-	-
Exercised	-	-
Expired	(2,839,951)	11.50
Warrants outstanding, as of June 30, 2026	9,591,723	$10.49
Warrants exercisable, as of June 30, 2026	9,591,723	$10.49

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

As of June 30, 2026, the Company had 9,591,723 warrants outstanding to purchase 6,734,126 Class A Ordinary Shares with weighted average exercise price of $10.49 per share and remaining contractual lives of 2.06 years.

14.	EQUITY

Acquisition of non-controlling interests

For the six months ended June 30, 2026, Suncar Online acquired 0.02% of equity interest of Shengda Automobile from non-controlling shareholders at the consideration of $63. The Group derecognized non-controlling interest of $38, and the difference between the purchase price and the carrying amount of the proportional net assets that acquired from non-controlling shareholders was charged against additional paid-in capital, which was $25.

15.	TAXATION

Cayman Islands

Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. China Auto Market was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

PRC

Generally, the Group’s subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax (“EIT”) on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. The PRC EIT Law grants preferential tax treatment to qualified High and New Technology Enterprises (“HNTEs”), which are entitled to a reduced EIT rate of 15%, subject to the requirement that they renew their HNTE qualification every three years. The Group’s subsidiaries, Shengda Automobile and Shanghai Chengle Network Technology Co., Ltd., were approved as HNTEs and are entitled to a reduced EIT rate of 15% since November 2018 and renewed their HNTE certificates in December 2021 and December 2024. The certificates are valid for three years.

According to Taxation [2022] No. 13, which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06, which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million. According to Taxation [2023] No. 12, which was effective from January 1, 2023 to December 31, 2027, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB3 million.

The income tax benefit consisted of the following components:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Current income tax expense	$890	$780
Deferred income tax (benefit)/expense	(599)	163
Total income tax expense	$291	$943

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

A reconciliation between the Group’s actual benefit for income taxes and the provision at the PRC, mainland statutory rate, is as follows:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
(Loss) Income before income tax expense	$(5,244)	$4,320
Computed income tax (benefit) expense with statutory tax rate	(1,311)	1,080
Additional deduction for research and development expenses	(261)	(347)
Tax effect of preferred tax rate	897	(786)
Tax effect of favorable tax rates on small-scale and low-profit entities	51	(64)
Tax effect of non-deductible items	78	109
Changes in valuation allowance	837	951
Income tax expense	$291	$943

As of December 31, 2025 and June 30, 2026, the significant components of the deferred tax assets are summarized below:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Deferred tax assets:
Temporary difference in accounts receivable recognition	$5,815	$5,994
Temporary difference in research and development costs	2,995	3,086
Accrued expense	408	420
Net operating loss carried forward	11,961	13,164
Share-based compensation	538	555
Allowance for credit losses	4,033	4,108
Total deferred tax assets	25,750	27,327
Valuation allowance	(13,803)	(15,179)
Deferred tax assets, net of valuation allowance	$11,947	$12,148

Changes in valuation allowance are as follows:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Balance at the beginning of the period	$13,840	$13,803
(Reversals)/Additions	(642)	952
Foreign currency translation adjustments	605	424
Balance at the end of the period	$13,803	$15,179

As of December 31, 2025 and June 30, 2026, the Group had net operating loss carryforwards of approximately $49,376 and $49,320, respectively, which arose from the Group’s subsidiaries in the PRC. As of December 31, 2025 and June 30, 2026, the Group had net operating loss carryforwards of approximately $87,396 and $82,838, respectively, which arose from the Parent Company and the Group’s non-PRC subsidiaries. As of December 31, 2025 and June 30, 2026, deferred tax assets from the net operating loss carryforwards amounted to $11,961 and $13,164, respectively. The Group has recorded valuation allowances of $13,803 and $15,179 as of December 31, 2025 and June 30, 2026, respectively. Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets are not more likely than not to be realizable in future tax years.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

As of June 30, 2026, net operating loss carryforwards will expire, if unused, in the following amounts:

2026	$3,052
2027	17,195
2028	14,965
2029	6,980
2030	7,128
2031	6,238
Indefinite	82,838
Total	$138,396

16.	NET LOSS PER SHARE

The following table sets forth the basic and diluted net loss per share computation and provides a reconciliation of the numerator and denominator for the periods presented:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to the company’s ordinary shareholders	$(7,394)	$(208)
Numerator for basic and diluted net loss per share calculation	$(7,394)	$(208)

Denominator:
Weighted average number of ordinary shares	102,155,588	102,009,359

Net loss attributable to the Company’s ordinary shareholders per ordinary share
—Basic and diluted	$(0.07)	$-

For the six months ended June 30, 2025 and 2026, warrants were anti-dilutive and were excluded from the calculation of diluted loss per share. The potential dilutive securities that were not included in the calculation of dilutive loss per share in six months ended June 30, 2025 and 2026 were 1,600,000 and 1,600,000, respectively.

17.	RELATED PARTY TRANSACTIONS

The table below sets forth the major related parties and their relationships with the Group as of December 31, 2025 and June 30, 2026:

Name of related parties	Relationship with the Group
Shengda Group	An entity ultimately controlled by Mr. Ye Zaichang, the Company’s Chief Executive Officer
Mr. Lei Zhunfu	Chief Technology Officer and Chief Operating Officer of the Company

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Balances with related parties

Amount due to related parties

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Amount due to related parties, current
Other payables (1)
Shengda Group	6,419	7,334
Mr. Lei Zhunfu	240	159
	$6,659	$7,493
Amount due to a related party, non-current
Payables due to the transfer of SunCar Online (2)
Shengda Group	12,516	12,899
	$12,516	$12,899

(1)	Other payables were for the ordinary course of operation, which were interest free, unsecure and could be settled on demand.

(2)

On December 3, 2021, Shengda Group transferred its entire 55.09% equity interest in SunCar Online to Shanghai Zanxing at a price of RMB4 per share, for an aggregate consideration of RMB282 million. Upon completion of the transfer, Shanghai Zanxing became liable to Shengda Group for RMB282 million in connection with the transfer of SunCar Online. Following the disposal of Shengda Group, Shengda Group became a related party of the Group, and the balance due to Shengda Group was presented as an amount due to a related party.

On March 1, 2022, the Group entered into a share purchase agreement (the “SPA”) with Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”) for the transfer of the entire equity interest in Shengda Group for consideration of RMB1. Pursuant to the SPA, the Group agreed to repay in full the debt owed to Shengda Group by June 1, 2023.

In April 2023, the Group negotiated with Jiachen and agreed to extend the repayment due date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment..    In January 2025, the Group negotiated with Shengda Group and agreed to extend the repayment date to December 31, 2028. Accordingly, the Group reclassified the balance as a non-current liability following the extension.

In 2023, the Group repaid debt owed to Shengda Group in the amount of US$10.0 million. In 2024, the Group further repaid debt owed to Shengda Group through the transfer of shares of SunCar Online at an aggregate amount of US$6.2 million, and the non-cash gain of US$4.5 million, representing the difference between the repurchase price and the transfer price, was charged to additional paid-in capital. In 2025, the Group repaid debt owed to Shengda Group in the amount of US$11.4 million by entering into a debt offset agreement with a third party.

For the six months ended June 30, 2026, no repayment was made by the Group in respect of the debt owed to Shengda Group.

As of December 31, 2025 and June 30, 2026, payables due to Shengda Group in connection with the transfer of SunCar Online amounted to US$12,516 and US$12,899, respectively.

18.	CONCENTRATION RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for credit losses. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue.

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Percentage of the Group’s total revenue
Customer A	21%	26%
Customer B	15%	17%
Customer C	10%	* %

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total accounts receivable:

	As of December 31,	As of June 30,
	2025	2026
	(Audited)	(Unaudited)
Percentage of the Group’s accounts receivable
Customer E	12%	13%
Customer D	13%	*	%

The following table sets forth a summary of each supplier who represent 10% or more of the Group’s total purchase:

	For the six months ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Percentage of the Group’s total purchase
Supplier A	* %	15%
Supplier B	15%	15%
Supplier C	14%	12%
Supplier D	12%	* %

*	represent percentage less than 10%

19.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments of property management fee and short-term lease under the non-cancellable operating lease with respect to the office as of June 30, 2026 are payable as follows:

Lease Commitment
Within 1 year	$53
Total	$53

SUNCAR TECHNOLOGY GROUP INC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. Dollar thousands, except share and per share data)

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings arising from contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable.

Yongyuan Dispute

As of June 30, 2026 and as of the issuance date of the unaudited consolidated financial statements, the claim brought by Yongyuan against Shengda Group (see Note 1) had not been resolved. The Group determined that Shanghai Zanxing’s equity interest in SunCar Online may have been reduced to approximately 47.83% as of the issuance date. However, pursuant to certain concerted action arrangements between Shanghai Zanxing and other shareholders, which collectively hold an aggregate equity interest of approximately 50.88% in SunCar Online, the Group believes that Shanghai Zanxing continues to maintain effective control over SunCar Online. Accordingly, the Group does not expect the outcome of this dispute to have a material impact on its unaudited condensed consolidated financial statements.

Lianchuang Dispute

The Group was involved in litigation arising from the failure of Shengda Group, to fulfill its share repurchase obligations to Hangzhou Lianchuang Yongjun Kechuang Equity Investment Partnership (Limited Partnership) (“Lianchuang”). Following unsuccessful enforcement efforts against Shengda Group, Lianchuang sought to hold its former and current sole shareholders liable for the outstanding obligations.

On August 17, 2026, the Shanghai Financial Court ruled that Shanghai Zanxing and Jiachen were jointly and severally liable for Shengda Group’s obligations under a court-confirmed civil mediation agreement. The underlying enforcement proceedings specified an outstanding share repurchase amount of RMB36.9 million, together with applicable interest. On September 7, 2026, the Shanghai Financial Court accepted Zanxing’s action challenging enforcement in connection with the dispute. As of the issuance date of these unaudited condensed consolidated financial statements, the action remained pending and no final judgment had been rendered. Accordingly, the Group does not expect the outcome of this dispute to have a material impact on its unaudited condensed consolidated financial statements.

Except for the matter mentioned above, in the opinion of management, there were no other pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these unaudited condensed consolidated financial statements.

Capital commitments

The Group’s capital commitments primarily relate to commitments to the purchase of other cloud infrastructures and artificial intelligence platforms. Total capital commitment contracted but not yet reflected in the consolidated financial statements as of June 30, 2026 was $29,295, which was expected to be paid within one year of June 30, 2026.

20.	SUBSEQUENT EVENTS

On August 21, 2026, the Company’s board of directors approved an amendment to the Company’s 2024 Equity Incentive Plan to increase the maximum aggregate number of Class A ordinary shares reserved and available for issuance thereunder by 5,000,000 shares, from 8,800,000 shares to 13,800,000 shares. On September 1, 2026, the Company filed a registration statement on Form S-8 with the U.S. Securities and Exchange Commission to register the additional 5,000,000 Class A ordinary shares reserved for issuance under the amended plan.

Subsequent to June 30, 2026, the Group entered into multiple new short-term borrowing arrangements with commercial banks with an aggregate principal amount of RMB 135 million. These loans bear annual interest rates ranging from 2.85% to 4.00% and mature in 2027. A majority of such borrowings are guaranteed by the Group.

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2026, through the issuance date, September 22, 2026, of the unaudited consolidated financial statements, and concluded that no other subsequent events have occurred that would require recognition in the unaudited consolidated financial statements or disclosure in the notes to the unaudited consolidated financial statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in the Form 20-F for the year ended December 31, 2025.

Business Overview

We are a leading provider of cloud and mobile app-based auto eInsurance services, technology services, and auto services in China.

For our auto eInsurance business, we facilitate the sale of auto insurance products underwritten by major insurance companies in China. We receive commissions from these insurance companies, which are typically a percentage of the premium paid by the policy holders. We implement, automate, and streamline the insurance purchasing process through our proprietary cloud and mobile apps which connect our customers to the full spectrum of products from the leading insurers in China. The auto insurance premiums for EVs increased from US$697.6 million for the six months ended June 30, 2025 to US$915.9 million for the six months ended June 30, 2026, representing a year-over-year growth of 31.3%. Therefore, the revenue from EV insurance services amounted to US$38.6 million for the six months ended June 30, 2026, as compared to US$31.5 million for the six months ended June 30, 2025, representing a significant increase of 22.7%.

We operate our technology services business by providing software solutions and consulting services related to auto eInsurance and auto services. We have built modular software tools, such as customer relationship management (CRM), order management, finance management, and visual analysis systems, which run on our proprietary hybrid cloud platform. Our insurance sales partners and auto services providers use all or some of these online tools to manage their daily work, allowing them the opportunity to monetize the software we have built.

We operate our auto service business by offering customized auto services to our enterprise customers (our “auto service partners”), which include major banks, insurance companies, and other enterprises that have end customer demands for auto services. These auto services include necessary maintenance as well as regular detailing services. Our auto services are ultimately provided to end-consumers of our enterprise customers by the auto service providers we select to be suppliers on our service network.

Significant Factors Impacting Financial Results

Relationships with Customers

For our auto eInsurance business, we distribute auto insurance products on behalf of well-known insurance companies in China. For our auto service business, our customers are enterprises, primarily consisting of banks, insurance companies, telecom companies, airlines and other large corporations. It is critical for us to maintain good relationships and obtain recognition from both our enterprise customers and their end customers. We focus on growing our business, building our brand influence, and improving the quality of service in order to attract new customers, solidify relationships with existing customers, and deliver satisfactory service experience to the end-consumers. Positive feedback from the end-consumers encourages our customers to deepen their business relations with us.

Cooperation with Service Providers

For the auto eInsurance business, we collaborate with a variety of external referral sources to expand our market penetration and broaden our customer base. We have built up a network of external sales partners, including offline after-sales networks who have frequent exposure to car owners, major online platforms with significant user traffic, and emerging EV OEMs and service providers. Our strong relationship with external referral sources is crucial for us to attract end customers for our auto eInsurance business.

For the auto service business, we rely on auto service providers to deliver a variety of auto-related services to the end customers of our enterprise customers. Positive feedback from end customers is dependent on the quality of service provided by our service providers. If our relationships with our service providers deteriorate, our business, financial condition, and results of operations may be materially and adversely affected.

Operating Efficiency of our Business

While we expect our operating costs and expenses to increase as our business grows, we also expect them to decrease as a percentage of revenues as we improve our operating efficiency and achieve greater economies of scale.

The synergies between our auto eInsurance and auto service businesses enable the symbiotic growth of both segments. As we continue to develop our nationwide automotive service provider network, these service providers become sales partners in our auto eInsurance business. Conversely, when we engage with insurance companies to sell their insurance products, we also engage them as customers of our auto service.

Our business is built on a multi-tenant cloud platform, which we have continued to integrate into both our customers’ systems as well as our service and sales networks. We are in the process of adding AI intelligence and digital processes to our internal operations as well as to our partners’ related business processes, empowering them with efficient and user-friendly tools and systems. We continue to deploy cutting-edge technologies, including AI, big data, and Robotics Process Automation (“RPA”), to iteratively upgrade our platform with new features and better performance.

Regulations

Our auto eInsurance business, like all insurance-related businesses in China, is extensively regulated by the National Financial Regulatory Administration (“NFRA”), and is subject to applicable PRC laws and regulations, including but not limited to the PRC Insurance Law and Regulatory Provisions on Professional Insurance Agencies. Key aspects of our auto eInsurance business that are subject to regulation include the terms and premium rates of the insurance products we distribute on behalf of major insurance companies, the commission rates we earn, and our overall auto eInsurance business operations. Changes in regulations or administrative measures that restrict or reduce insurance premiums or insurance agency commissions could have a material adverse impact on the revenue and profitability of our auto eInsurance business. This is particularly the case if we are not able to increase our policy volume and sales efficiency to compensate for the effect of such regulatory changes or pass on any downward impact on our revenue to external participants in the insurance supply chain.

Impact of Global Inflationary Pressures

We face two types of possible inflationary pressure: general pressure from an inflation-related economic slowdown, and specific pressure from inflation on the price of fuel. First, we consider the impact of inflation on our business to be immaterial as our operations are primarily in China, where inflation rates have been relatively stable at approximately 0.2%, 0.2% and 0.0% for the years ended December 31, 2023, 2024 and 2025, respectively, and 1.0% for the six months ended June 30, 2026. Second, the inflationary environment, driven by ongoing geopolitical tensions from the U.S.-Iran conflict that erupted in February 2026, has continued to impact the global economy. The resulting surge in fossil fuel prices has a broader impact on the automobile industry, which remains heavily dependent on fossil fuels. Higher fuel prices may reduce vehicle usage and could negatively affect automobile demand. As a result, automotive-related industries, including insurance, technology services, and auto service sectors in which we operate, may also be adversely impacted. However, we anticipate such impact to be limited, since we have been working directly with car manufacturers and collaborate with the insurance companies to develop insurance products designed for EVs. We believe that, as EVs become increasingly popular, insurance for EVs can effectively increase our revenue and offset the adverse impact brought by the increased fuel prices.

Critical Accounting Estimates

We prepare our unaudited condensed consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates, and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The critical accounting policies, judgments, and estimates that we believe to have the most significant impact on our unaudited condensed consolidated financial statements are described below, which should be read in conjunction with our unaudited condensed consolidated financial statements and accompanying notes and other disclosures included elsewhere in this report of foreign private issuer on Form 6-K. When reviewing our financial statements, you should consider:

●	our selection of critical accounting policies;

●	the judgments and other uncertainties affecting the application of such policies;

●	the sensitivity of reported results to changes in conditions and assumptions.

We consider an accounting estimate to be critical if: (i) the accounting estimates requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimates that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. We consider our critical accounting estimates include (i) revenue recognition; (ii) allowance for credit losses; (iii) valuation allowances of deferred tax assets; and (iv) useful lives of software and equipment.

Revenue Recognition

Revenues are mainly generated from providing auto eInsurance services, technology services, and auto services.

Auto eInsurance

We provide insurance intermediation services by distributing primarily vehicle insurance on behalf of insurance companies and charge them commissions based on a percentage of premiums paid by the insured. In accordance with ASC 606-10-25-14 and 25-19, we identify the insurance intermediation service as a single performance obligation. We have determined that this service is distinct as: (i) the insurance companies (our customers) can benefit from the distribution service on their own through the successful execution of insurance policies and the resulting premium inflows; and (ii) our promise to transfer the intermediation service is separately identifiable from other promises in the contract. The service does not involve a significant integration service, nor does it significantly modify or customize the insurance products, and it is not highly interdependent with other services provided by us.

Revenue is recognized at a point in time when an insurance policy becomes effective, which occurs when the signed insurance policy is in place and the premium is collected from the insured. Although our efforts are performed when the policy is sold, the criteria for contract identification under ASC 606-10-25-19 are only satisfied when the premium is received. Prior to this point, the collectability of the commission is not considered probable. Accordingly, we do not accrue any commission revenue prior to reperceiving related premiums. No allowance for cancellation is provided as historical cancellations have been rare and immaterial.

In accordance with ASC 606-10-55-37A and 55-39, we have determined that it acts as an agent in these transactions. The Group does not control the insurance policy before it is transferred to the insurance policy. Specifically: (i) the insurance companies, not us, are primarily responsible for fulfilling the insurance coverage to the insured; (ii) we do not bear any inventory risk related to the insurance policies; and (iii) the Company has no discretion in establishing the insurance premiums, which are set by the insurance companies. Therefore, revenue is recognized on a net basis in the amount of commission to which we are entitled.

Technology Services

We provide technology services including technical software and consulting related to automobile services and insurance, such as customer relationship management (CRM), order management, finance management and visual analysis systems.

In accordance with ASC 606-10-25-14 and 25-19, we identify the technology service as a single performance obligation. Although the service includes both software access and technical consulting/support, the Group has determined that these components are not separately identifiable within the context of the contract. The software and consulting services are highly interrelated and interdependent, as the software is a self-developed proprietary system that requires our ongoing integration, data maintenance, and technical updates to remain functional and relevant to the customer’s specific automobile and insurance service needs. Therefore, the software and related consulting are treated as a combined output delivered over the service period.

We satisfy our performance obligation over time during the service period, as the customer simultaneously receives and consumes the benefits of our services through access and support. Revenue is recognized on a straight-line basis over the contractual term, typically charged at a fixed price per month. The transaction price is allocated entirely to this single combined performance obligation. We do not have significant variable considerations, and the payment terms generally require monthly settlement, which does not involve a significant financing component.

In accordance with ASC 606-10-55-37A and 55-39, We have determined it acts as the principal in these transactions. We control the technical software and consulting services before they are transferred to the customer. This is evidenced by the fact that: (i) we are primarily responsible for fulfilling the promise to provide the integrated system and ensure its functionality; (ii) we own the intellectual property of the software and bear the risk of service delivery; and (iii) we have full discretion in establishing the price for the services.

Auto Services

We define enterprise customers as our customers and sell auto service coupons to enterprise customers, where each coupon represents one specific auto service. There are various service types that include vehicle washing, waxing, maintenance, transportation services and roadside assistance. We only provide one specific service among various service types for each specific service coupon. We identify each specific service coupon as a contract that establishes enforceable rights and obligations for each party. We charge the service fee at a fixed price per service when the service is performed. For service coupons with limited duration, we either charge the service fee at a fixed price per service when the service is performed or when the coupon expires, whether or not the service has been performed. We consider each service coupon to be a distinct service that is capable of providing a benefit to the customer on its own according to ASC 606-10-25-14(a). Therefore, we identify only one performance obligation under a contract, which is to provide a specific service or to stand ready to perform a specific service within a limited duration. We act as a principal as we control access to the services before the services are provided to customers and we have the ability to direct other parties to provide the services to customers on our behalf. Specifically, we have the ability to choose service providers and are primarily responsible for the acceptability for the service meeting customer specifications, bears inventory risk after transfer of control of services to customers and has the discretion in establishing the price with customers and with service providers and bears credit risk. We recognize revenue in the gross amount of consideration at a point of time when the service is provided, or when the service coupon expires. We do not provide refunds to the customers when a coupon is expired but not used.

Allowance for Credit Losses

Accounts receivable, net, are stated at the original amounts less allowances for credit losses. Accounts receivable are recognized in the period when we have provided services to our customers and when our right to consideration is unconditional. We adopted ASC Topic 326, Financial Instruments-Credit Losses (Topic 326) from January 1, 2023, using modified-retrospective transition approach with a cumulative-effect adjustment to shareholders’ equity amounting to US$0.5 million recognized as of January 1, 2023. We assess collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business lines, and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, we consider historical collectability based on past due status, the age of the accounts receivable balances, credit quality of our customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from customers.

For the six months ended June 30, 2025 and 2026, we recognized and reversed allowance for credit losses of US$6.3 million and US$0.6 million, respectively. A 10% increase in credit loss provision would have increased loss before income tax by 12.0% for the six months ended June 30, 2025, while a 10% increase in credit loss reversal would have increased income before income tax by 1.3% for the six months ended June 30, 2026.

Valuation Allowance of Deferred Tax Assets

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider positive and negative evidence when determining whether a portion or all of our deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, our experience with tax attributes expiring unused, and our tax planning strategies. The ultimate realization of deferred tax assets is dependent upon our ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, we have considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

For the six months ended June 30, 2025 and 2026, we recognized a valuation allowance of deferred tax assets of US$0.8 million and US$1.0 million, respectively. A 10% increase in our valuation allowance of deferred tax assets would have increased net losses by 1.5% and decreased net income by 2.8% for the six months ended June 30, 2025 and 2026, respectively.

Useful Lives of Property, Software and Equipment

The estimated useful lives of the property, software and equipment are based on the management’s best estimation, which were as follows:

Category	Estimated useful lives
Vehicles	3-5 years
Office equipment and furniture	3-5 years
Electronic equipment	3 years
Building	20 years
Computer software	5, 10 years
Leasehold improvements	Over the shorter of the lease term or the estimated useful lives of the assets

Key Components of Results of Operations

Revenue

Our revenues are derived from auto eInsurance service, technology service and auto service. The following table sets forth the breakdown of our total revenues, both in absolute amount and as a percentage of our total revenues, for the periods indicated.

	For the six months ended June 30,
	2025		2026
	(in thousands, except for percentages)
Auto eInsurance service	$97,833	44%	$126,159	46%
Technology service	24,345	11%	28,007	10%
Auto service	100,131	45%	122,344	44%
Total	$222,309	100%	$276,510	100%

Auto eInsurance Service. We provide auto eInsurance service by distributing automobile insurance products on behalf of insurance companies. Auto eInsurance services are considered to be rendered and completed, and revenue is recognized when the insurance policy becomes effective, meaning when the signed insurance policy is in place and the premium is collected from the insured. We recognize revenue when the premiums are collected by the respective insurance companies, because collectability is not ensured until receipt of the premium. Accordingly, we do not accrue any commission fees prior to the receipt of the relevant premiums.

Technology Service. We operate our technology service business by providing technical software and consultation related to automobile services and insurance, including modular management tools such as customer relationship management, order management, finance management and visual analysis systems. For the use of our technology services, we charge technology service fees based on fixed prices per service period (usually one month) for service provided and recognizing revenue over time during the service period.

Auto Service. We provide customized auto service to enterprises, who ultimately offer them to their end customers. These services include necessary maintenance and regular services such as car wash, oil change, tire repair, car beautification, road assistance, flight pickup, designated driving, and VIP lounge. We charge a service fee either based on the number of service items completed at a fixed price per item or charge for service coupons with a limited duration term, whether or not the services have been performed. We act as the principal supplier and control access to the services before providing them to end customers. Therefore, we recognize revenue in the gross amount of consideration at the point of time when services are provided, or upon expiration of unused service coupons with limited duration.

Operating costs and expenses

The following table sets forth our operating costs and expenses, both in absolute amounts and as a percentage of total revenues, for the periods indicated.

	For the six months ended June 30,
	2025		2026
	(In thousands, except for percentages)
Integrated service cost	$101,464	46%	$141,312	51%
Promotional service expenses	94,072	42%	114,047	41%
Selling expenses	11,012	5%	5,569	2%
General and administrative expenses	15,188	7%	6,745	2%
Research and development expenses	1,766	1%	2,537	1%
Total	$223,502	101%	$270,210	97%

Integrated service cost. The integrated service cost primarily consists of (i) service fees paid to suppliers engaged in providing technical support for our technology service and (ii) service fees paid to auto service providers to provide customized service for end customers of its enterprise customers. The service fee is determined based on and recognized in the period of the actual services rendered.

Promotional Service Expenses. Promotional service expenses represent (i) promotional service fees to expand extensive networks primarily of auto eInsurance sales partners and (ii) service fees we pay to promotion channels, including but not limited to offline after-sales networks, online platforms, and emerging EV OEMs and service providers. Promotional service expenses are recognized in the period incurred.

Selling Expenses. Selling expenses primarily consist of (i) depreciation expenses related to sales. Depreciation expenses are calculated on a straight-line basis over the estimated useful lives of the assets, (ii) information service fees incurred in connection with sales activities, (iii) salaries and employment benefits for employees who work in the service lines, (iv) promotional service fees, and (v) communication and travel expenses.

General and Administrative Expenses. General and administrative expenses primarily consist of (i) staff costs, rental and depreciation expenses related to general and administrative personnel, (ii) professional services and consulting fees, (iii) provision for or reversal of credit losses, and (iv) other corporate expenses.

Research and Development Expenses. Research and development expenses primarily consist of payroll and employee benefits for research and development employees, rental expenses, utilities, and other related expenses to design, develop, and maintain the technology service platform and to support its internal and external customers, and for share-based compensation expenses.

Results of Operations

Six Months Ended June 30, 2026 compared with Six Months Ended June 30, 2025

The following table sets forth a summary of unaudited condensed consolidated results of operations for the periods indicated. This information should be read together with unaudited condensed consolidated financial statements and related notes included elsewhere in this report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the six months ended June 30,		Change
	2025	2026	Amount	%
Revenues
Auto eInsurance service	$97,833	$126,159	$28,326	29%
Technology service	24,345	28,007	3,662	15%
Auto service	100,131	122,344	22,213	22%
Total revenues	222,309	276,510	54,201	24%

Operating costs and expenses
Integrated service cost	(101,464)	(141,312)	(39,848)	39%
Promotional service expenses	(94,072)	(114,047)	(19,975)	21%
Selling expenses	(11,012)	(5,569)	5,443	-49%
General and administrative expenses	(15,188)	(6,745)	8,443	-56%
Research and development expenses	(1,766)	(2,537)	(771)	44%
Total operating costs and expenses	(223,502)	(270,210)	(46,708)	21%

Operating (loss)/income	(1,193)	6,300	7,493	-628%

Other (expenses)/income
Financial expenses, net	(2,077)	(2,168)	(91)	4%
Investment income	246	221	(25)	-10%
Gain on expiration of warrant liabilities	-	18	18	N/A
Other income, net	(2,220)	(51)	2,169	-98%
Total other expenses, net	(4,051)	(1,980)	2,071	-51%

(Loss)/Income before income tax expense	(5,244)	4,320	9,564	-182%
Income tax benefit/(expense)	(291)	(943)	(652)	224%
Net (loss)/income	(5,535)	3,377	8,912	-161%
Other comprehensive (loss)/income
Foreign currency translation difference	1,048	2,180	1,132	108%
Total comprehensive (loss)/income	$(4,487)	$5,557	$10,044	-224%

Revenue

Our total revenue increased by 24% from US$222.3 million for the six months ended June 30, 2025 to US$276.5 million for the six months ended June 30, 2026.

Auto eInsurance service. Auto eInsurance service revenue increased by 29%, from US$97.8 million for the six months ended June 30, 2025 to US$126.2 million for the six months ended June 30, 2026, primarily attributable to an increase in EV insurance policy sales and renewals, as well as an increase in the number of non-auto insurance policies, including accident insurance policies, for the six months ended June 30, 2026. The continued growth in EV sales in recent years has contributed to the increase in demand for our auto eInsurance business.

Technology service. Technology service revenue increased by 15%, from US$24.3 million for the six months ended June 30, 2025 to US$28.0 million for the six months ended June 30, 2026. With growing demand for more efficient business management solutions, an increasing number of enterprise customers are now paying for our online tools to streamline their business workflows, manage their customer relationships and automate orders processing. As we continue the iterative upgrade of our technology platform, we are expanding our SaaS product offerings. Our enterprise customers have already paid for and adopted certain projects already launched and others remaining under ongoing development as part of our continuous platform enhancement process. We aim to gradually transition these enterprise customers into recurring technology service customers. Through the application of our Private Cloud Platform, we have streamlined our development processes and can easily integrate various tools for software development, testing, operations and maintenance. These improvements have strengthened our software platform and increased our business capacity to better serve customer needs. The increase in technology service revenue during the half year of 2026 was primarily driven by the growth of the Auto eInsurance service and Auto service businesses.

Auto service. Auto service revenue increased by 22%, from US$100.1 million for the six months ended June 30, 2025 to US$122.3 million for the six months ended June 30, 2026. The increase was primarily driven by the addition of new customers and the expansion of business volume during the six months ended June 30, 2026. The expansion of our service network has enabled us to serve more enterprise customers and process a higher volume of auto services during the period.

Operating costs and expenses. Operating costs and expenses increased by 21%, from US$223.5 million for the six months ended June 30, 2025 to US$270.2 million for the six months ended June 30, 2026. The increase was primarily driven by the expansion of our business operations and was generally consistent with the growth in overall revenue.

Integrated service cost. Integrated service costs increased by 39%, from US$101.5 million for the six months ended June 30, 2025 to US$141.3 million for the six months ended June 30, 2026. The increase in integrated service costs was primarily due to the growth of our technology service and auto service businesses.

Promotional service expenses. Promotional service expenses increased by 21%, from US$94.1 million for the six months ended June 30, 2025 to US$114.0 million for the six months ended June 30, 2026. The increase in promotional service expenses was primarily driven by the expansion of our auto eInsurance service.

Selling expenses. Selling expenses decreased by 49%, from US$11.0 million for the six months ended June 30, 2025 to US$5.6 million for the six months ended June 30, 2026, primarily due to a US$6.6 million decrease in advertising expenses, partially offset by a US$0.6 million increase in information service fees, mainly related to cloud infrastructure support.

General and administrative expenses. General and administrative expenses decreased by 56%, from US$15.2 million for the six months ended June 30, 2025 to US$6.7 million for the six months ended June 30, 2026, primarily due to a US$6.9 million decrease in provision for credit losses, mainly attributable to enhanced accounts receivable management.

Research and development expenses. Research and development expenses increased by 44%, from US$1.8 million for the six months ended June 30, 2025 to US$2.5 million for the six months ended June 30, 2026, primarily due to an increase of US$0.8 million in technology service fees due to the increase in external services.

Net (loss)/income and Adjusted EBITDA. We recorded net income of US$3.4 million for the six months ended June 30, 2026, compared with a net loss of US$5.5 million for the same period in 2025, representing an improvement of US$8.9 million as we turned profitable during the period, which reflects revenue growth from our business expansion in the EV insurance and technology services along with disciplined expense management. Meanwhile, Adjusted EBITDA increased to US$9.4 million from US$2.5 million, and Adjusted EBITDA margin improved to 3.4% from 1.1%, reflecting improved operating performance and cost efficiency. See our reconciliation of Net (loss)/income to Adjusted EBITDA within the section titled “Non-GAAP Financial Measures.”

Non-GAAP Financial Measures

In addition to our results being determined in accordance with GAAP, the Company’s management believes that Adjusted EBITDA, which is a non-GAAP measure that excludes certain non-recurring items such as costs and expenses related to capital raises, is useful in evaluating our operational performance. The Company uses this non-GAAP financial information to evaluate our ongoing operations and for internal planning, budgeting and forecasting purposes. We believe that this non-GAAP financial information, when taken collectively with GAAP measures, may be helpful to investors in assessing our operating performance and comparing our performance with competitors and other comparable companies, which may or may not present similar non-GAAP financial measures to investors. Our computation of these non-GAAP measures may not be comparable to other similarly titled measures computed by other companies, because all companies may not calculate these measures in the same fashion. We endeavor to compensate for the limitation of the non-GAAP measure presented by also providing the most directly comparable GAAP measure and a description of the reconciling items and adjustments to derive the non-GAAP measure. This non-GAAP measure should be considered in addition to results prepared in accordance with GAAP but should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures on a supplemental basis.

Adjusted EBITDA

We believe that Adjusted EBITDA, as defined below, is useful in evaluating our operational performance distinct and apart from certain expenses that may not be indicative of our recurring core business operating results and non-operational expenses. Adjusted EBITDA is defined as Net (loss)/income adjusted for depreciation and amortization, financial expenses, net, investment income, change of fair value of warrant liabilities, other non-recurring income, net, income tax expense, share-based compensation and non-recurring expenses related to the Business Combination and prior and subsequent capital raises.

Net (loss)/profit margin is defined as net (loss)/income divided by total revenues, and Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by total revenues.

The following table reconciles net (loss)/income to Adjusted EBITDA for the six months ended June 30, 2025 and 2026.

	For the six months ended June 30,
	2025	2026
	(In thousands)
Net (loss)/income	$(5,535)	$3,377
Depreciation	2,978	3,050
Financial expenses, net	2,077	2,168
Investment loss	(246)	(221)
Other non-recurring income, net	2,220	51
Income tax expense	291	943
Share-based compensation (1)	742	-
Transaction fees (2)	15	-
Adjusted EBITDA	$2,542	$9,368
Net (Loss)/income Margin	-2.5%	1.2%
Adjusted EBITDA Margin	1.1%	3.4%

(1)	Non-cash expense related to compensation costs for equity classified awards (both for the subsidiary and the Group).

(2)	Includes non-recurring transaction-related fees and expenses associated with the Company’s Business Combination and prior and subsequent capital raises.

Taxation

Cayman Islands

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Our subsidiaries incorporated in the BVI are not subject to taxation in the British Virgin Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, from April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations, and the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax had been made to China Auto Market Group Ltd., a subsidiary of us, during the six months ended June 30, 2025 and 2026 as it did not have assessable profit during the periods presented.

PRC

Generally, our subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

According to Taxation [2022] No. 13, which was effective from January 1, 2022 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income between RMB1 million and RMB3 million. According to Taxation [2023] No. 06, which was effective from January 1, 2023 to December 31, 2024, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million. According to Taxation [2023] No. 12, which was effective from January 1, 2023 to December 31, 2027, a small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million.

High and new technology enterprises enjoy a preferential tax rate of 15% under PRC tax law. Shanghai Chengle Network Technology Co., Limited, one of our subsidiaries, currently qualifies as a “new high-tech enterprise,” and has been entitled to the preferential rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021 and December 2024, which would be effective for 3 years. Shengda Automobile, one of our key subsidiaries, qualified as a “new high-tech enterprise” and was entitled to a preferential tax rate of 15% from 2018 through 2021, and successfully renewed the qualification in December 2021 and December 2024, which would be effective for 3 years.

Dividends paid by its wholly foreign-owned subsidiaries in China to its intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for a special exemption. If its intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and receive approval from the relevant tax authority, then dividends paid to them by its wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead.

If our holding company in the Cayman Islands or any of its subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%.

Liquidity and Capital Resources

	For the six months ended June 30,
	2025	2026
	(in thousands)
Net cash (used in) provided by operating activities	$(9,256)	$728
Net cash used in investing activities	(7,611)	(5,649)
Net cash provided by (used in) financing activities	13,977	(3,988)
Effect of exchange rate changes	380	952
Net decrease in cash and restricted cash	$(2,510)	$(7,957)

Our principal sources of liquidity have been cash provided from bank borrowings and revenue generated from business operations. As of June 30, 2026, we had US$16.8 million in cash, and US$3.1 million restricted cash, of which US$16.2 million in cash and US$3.1 million in restricted cash were denominated in Renminbi held at banks located in China, US$0.6 million in cash was denominated in US dollar and HK dollar held at banks located in United States and Hong Kong.

We believe that our current cash on hand, short-term investments, and cash provided by equity securities will be sufficient to meet the current and anticipated needs for general corporate purposes for at least the next 12 months. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditures, or similar actions. If we determine that the cash requirements exceed the amount of cash on hand, we may seek to issue equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.

We expect that substantially all of our future revenues will be denominated in RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2026 was US$0.7 million, as compared to net income of US$3.4 million. The difference between net income and net cash provided by operating activities was primarily attributable to (i) a non-cash adjustment of depreciation of US$3.1 million and a reversal for credit losses for US$0.6 million, and (ii) an increase of accounts payable of US$14.4 million primarily due to the growth of our business, (iii) a decrease of accounts receivable of US$5.8 million due to strengthened management of customer receivables, partially offset by (iv) an increase of prepaid expenses and other current assets of US$17.8 million due to the increase of advances to suppliers for the expansion of business, (v) a decrease in accrued expenses and other liabilities of US$5.7 million due to a decrease in value-added tax payable and project deposit, and (vi) a decrease in contract liabilities of US$1.9 million, primarily due to the recognition of revenue from certain technology service projects during the period.

Net cash used in operating activities for the six months ended June 30, 2025 was US$9.2 million, as compared to net loss of US$5.5 million. The difference between net loss and net cash used in operating activities was primarily attributable to (i) a non-cash adjustment of provision for credit losses of US$6.3 million, depreciation and amortization of US$3.0 million and accrued liability of GEM litigation of US$2.8 million, (ii) an increase of accounts receivable of US$26.6 million due to the increase of revenue, (iii) an increase of prepaid expenses and other current assets of US$6.1 million due to the increase of advances to suppliers for the expansion of business, (iv) a decrease of accrued expenses and other current liability of US$2.1 million, partially offset by an increase of accounts payable of US$18.4 million, primarily due to the growth of our eInsurance and technology service business.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2026 was US$5.6 million, primarily attributable to purchases of other cloud infrastructure and artificial intelligence platforms.

Net cash used in investing activities for the six months ended June 30, 2025 was US$7.6 million, primarily consisting of US$5.4 million in non-current assets purchase related to the development of cloud infrastructure and US$2.2 million in the repurchase of non-controlling interests.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2026 was US$4.0 million, consisting primarily of repayments of bank borrowings of US$53.5 million and payments for GEM litigation of US$1.6 million, partially offset by proceeds from short-term bank borrowings of US$51.1 million.

Net cash provided by financing activities for the six months ended June 30, 2025 was US$14.0 million, consisting primarily of proceeds from short-term bank borrowings of US$52.1 million and proceeds from issuance of ordinary shares, net of issuance cost of US$41.6 million, partially offset by repayments of from short-term bank borrowings of US$54.2 million, repurchases of shares of US$15.8 million and repayments of payables to a related party of US$9.8 million. In February 2025, our Board of Directors authorized the $30 million share repurchase program. During the first half of 2025, we repurchased 3,438,557 shares at an average price of $4.58 per share for a total of $15.8 million.

Capital Expenditures

Our capital expenditures are primarily incurred for the purchase of software and equipment and the development of our Private Cloud Platform. Our capital expenditures were US$5.4 million and US$5.7 million, for the six months ended June 30, 2025 and 2026, respectively. We intend to fund our future capital expenditures with our existing cash balance and bank borrowings. We will continue to incur capital expenditures as needed to meet the expected growth of our business.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or engages in leasing, hedging or product development services with it.

Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2026.

	Payment Due by Period
	Within one year	1-3 years	Total
Operating lease payment	$467	$1,442	$1,909
Lease payment of property management fee and short-term lease	$53	$-	$53
Capital payment	$29,295	$-	$29,295
Short-term borrowings	$80,456	$-	$80,456
Long-term borrowings	$74	$1,363	$1,437

We recorded rental expenses of US$0.5 million and US$0.6million for the six months ended June 30, 2025 and 2026, respectively.

We also have certain capital commitments that are primarily related to commitments for the purchase and installation of a cloud platform and an artificial intelligence platform. Total capital commitments contracted but not yet reflected in the unaudited condensed consolidated financial statement was US$29,295 million as of June 30, 2026. All of the capital commitments will be fulfilled according to the investment payment schedule. Other than what is disclosed above, we did not have other significant commitments, long-term obligations, or guarantees as of June 30, 2026.

Related Party Transaction

Shengda Automobile Service Group Co., Limited and its subsidiaries (“Shengda Group”), which owned by Mr. Ye Zaichang, the Chairman of our Board of Directors, was disposed of on March 1, 2022 to Jiachen Information Technology (Shanghai) Co., Ltd. (“Jiachen”), and such disposition was completed as of that date. As of December 31, 2022, we were liable to Shengda Group of RMB281.8 million (US$40.9 million) for the transfer of SUNCAR Online. Additionally, we had US$4.7 million payable to Shengda Group arising from the ordinary course of business, which was interest-free, unsecured and repayable on demand. Pursuant to the share purchase agreement dated March 1, 2022, we agreed to repay in full the amount owed to Shengda Group by June 1, 2023. In April 2023, we negotiated with Jiachen and agreed to extend the repayment due date to December 31, 2025, with an annual interest rate of 1% from June 30, 2023 to the completion of the repayment. In January 2025, we negotiated with Shengda Group and consented to have an extension of payment to extend the repayment date to December 31, 2028.

 In 2023, we repaid debt owed to Shengda Group in the amount of US$10.0 million. In 2024, we further repaid debt owed to Shengda Group through the transfer of shares of SunCar Online at an aggregate amount of US$6.2 million, and the non-cash gain of US$4.5 million, representing the difference between the repurchase price and the transfer price, was charged to additional paid-in capital. In 2025, we repaid debt owed to Shengda Group in the amount of US$11.4 million by entering into a debt offset agreement with a third party.

As of June 30, 2026, the amount payable in connection with the transfer of SunCar Online was US$12.9 million, and other payables were US$7.3 million to Shengda Group and US$0.2 million to Mr. Lei Zhunfu for the ordinary course of operation, which were interest-free, unsecured and repayable on demand.

B. Liquidity and Capital Resources

Please see “Operating Results-Liquidity and Capital Resources” above.

C. Research and Development, Patents and Licenses, etc.

For the six months ended June 30, 2025 and 2026, our research and development expenses were US$1.8 million and US$2.5 million, respectively. Research and development expenses consist primarily of payroll and employee benefits for research and development, employees, rental expenses, utilities, and other related expenses related to designing, developing, and maintaining the technology service platform to support its internal and external customers. We expect spending on research and development to continue to be significant over time as SunCar plans to continue to invest in its technology and innovation to enhance customer experience and provide value for its business partners.

D. Trend Information

Other than as disclosed in this Report, SunCar is not aware of any trends, uncertainties, demands, commitments or events as of June 30, 2026 that are reasonably likely to have a material and adverse effect on its net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E. Critical Accounting Estimates

Please see “Operating Results-Critical Accounting Estimates” above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SunCar Technology Group Inc.

Date: September 22, 2026	By:	/s/ Zaichang Ye
	Name:	Zaichang Ye
	Title:	Chief Executive Officer
(Principal Executive Officer)